UNITED STATES

SECURITIES AND EXHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: July 31, 2016

APPLIQATE INC

(Exact Name of Registrant as Specified in its Charter)

Wyoming 81-0953022

(State or other jurisdiction  (IRS Employer

of Incorporation) Identification Number)

12646 South Fort St, Suite 240

Draper, UT 84020

(Address of Principal Executive Offices)

(801) 203-3978)

Item 1.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following presents managements analysis of the financial condition of Appliqate Inc.as of July, 31 2016.

Accounting Policies

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices.

Results of Operations of the Company Ending July 31, 2016

The company has started signing customers and is beginning to generate revenues based on a subscription to our text marketing program.  Our text based rewards program is estimated to be completed by the beginning of the third quarter in 2017. The design and implementation of these programs will set a distinct selling advantage in the digital marketing industry by combining these powerful marketing tools into one easy to use account.

Liquidity and Capital Resources of the Company

As previously noted, we are a start-up company and our ability to succeed in the market will greatly depend on our ability to secure investment funding through the sale of securities. We intend to use proceeds of the sale of securities to increase our market presence through advertising and hiring key staff members that will assist us in forming strategic partnerships. At the period end the company had $2,931.11 cash on hand. Revenues of $6,082.39 were collected from sales. Sources of future liquidity will greatly depend on our ability to secure investment funding through the sale of securities. We intend to raise the funds necessary through security sales and not undertake additional loans. If needed we are able to secure additional loans from private individuals as well as banking institutions.

Item 2. Other Information

None

Item 3. Financial Statements

APPLIQATE INC BALANCE SHEET

July 31, 2016

(unaudited)

July 31, 2016
ASSETS
Cash	2931.11

Total assets	2,931.11

LIABILITIES AND EQUITY

Other liabilities	138.70

Total liabilities	138.70

Equity

Common Stock	60,000
Additional paid-in-capital	10,400
Retained earnings	-81,964.34
Net Income	-643.25

Total equity	-12,207.59
Total Liabilities and Equity	2,931.11

APPLIQATE INC PROFIT AND LOSS

July 31, 2016

(unaudited)

July 31, 2016
INCOME
Sales	6,082.39
Total Income	6,082.39
Cost of Goods Sold

Aggregation costs	8,261.77

Total Cost of Goods Sold	8,261.77
Gross Profit	-2,179.38

Expenses
Bank Charges	105.00
Consulting – Officer and BOD	3,000.00

Interest Expense	138.70

Legal & Professional Fees	3,500.00
Merchant Service fees	184.51
Other General and Admin Expenses	2,600.00
Payroll Expenses	10,000.00
Rent or Lease	400.00
Total Expenses	19,928.21
Net Operating Income	-22,107.59
Net Income	-22,107.59

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 4, 2017.

APPLIQATE INC

By:	/s/ David Anderson
Name:	David Anderson
Title:	President, Chief Executive Officer and Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities on April 4, 2017.

/s/ David Anderson
Name: David Anderson
President, Chief Executive Officer and Director
(Principal Executive Officer)

/s/ Jordan Hemming
Name: Jordan Hemming
Executive Vice President